Your **Vote** Counts!

G MEDICAL INNOVATIONS HOLDINGS LTD.

2023 Annual General Meeting
Vote by September 10, 2023
11:59 PM ET



G MEDICAL INNOVATIONS HOLDINGS LTD.
5 OPPENHEIMER STREET
REHOVOT
ISRAEL

V22564-P98629

You invested in G MEDICAL INNOVATIONS HOLDINGS LTD. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on September 12, 2023.**

Get informed before you vote

View the Notice and Proxy Statement is available at www.proxyvote.com. online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 29, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

September 12, 2023
10:00 a.m. EDT

Virtually at:
https://zoom.us/j/93212724048?pwd=N2hicUVPNWtYMEVUY0xDUzBNenNxZz09

*Please check the meeting materials for any special requirements for meeting attendance.

V1.2

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	To lay before the AGM the Company's profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2022 prepared by the Chief Financial Officer of the Company.	
2.	Resolution 1 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, Prof. Zeev Rotstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM."*	For
3.	Resolution 2 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, Urs Wettstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM."*	For
4.	Resolution 3 - Subject to the passing of Resolutions 4, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, all ordinary shares (issued and unissued) of the Company (the "**Shares**") be consolidated on the basis that every 70 Shares of par value US$0.0001 each be consolidated into 1 Share of par value US$0.007 each, such that the authorised share capital of the Company following such consolidation is US$10,000 divided into 1,428,571 Shares of par value of US$0.007 each, with such consolidation to take effect in accordance with the Proxy Statement, and where such consolidation results in a fraction of a Share being held, the Company be authorised to deal with the Shares representing the fractions (including rounding-up, rounding-down, repurchasing or selling those to any person) in accordance with the Proxy Statement and the Articles of Association."*	For
5.	Resolution 4 - Subject to the passing of Resolutions 3, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, the authorised share capital of the Company be increased by the sum of US$1,040,000 by the creation of 148,571,429 Shares of par value of US$0.007 each such that the total authorised share capital of the Company is US$1,050,000 divided into 150,000,000 Shares of par value US$0.007 each."*	For
6.	Resolution 5 - Subject to the passing of Resolutions 3, 4 and 6, to consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That:*	For
6a.	*the authorised share capital of the Company be re-classified and re-designated to US$ 1,050,000 divided into 150,000,000 Shares of par value US$0.007 each, of which (i) 80,000,000 shall be designated as Ordinary Shares of par value US$0.007 each, and (ii) 70,000,000 shall be designated as Preferred Shares of par value US$0.007 each, with such rights, preferences and privileges as set out in the amended and restated articles of association of the Company adopted pursuant to these resolutions;*	
6b.	*the Shares in issue held by Dr. Yacov Geva be re-classified and re-designated as Preferred Shares on a 1:1 basis; and*	
6c.	*all issued and outstanding Shares (other than the Shares to be redesignated and re-classified into Preferred Shares pursuant to the immediately preceding resolution) be re-classified and re-designated as Ordinary Shares on a 1:1 basis."*	
7.	Resolution 6 - Subject to the passing of Resolutions 3, 4 and 5, to consider and if thought fit, to pass with or without amendment, as a special resolution the following *"That, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the amended and restated memorandum and articles of association, substantially in the form attached hereto as Exhibit A."*	For
8.	Resolution 7 - To consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That:*	For
8a.	*to appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited ("**PwC**") to serve as the Company's auditor for the fiscal year ending December 31, 2023 and to continue to serve as the Company's auditors until the next annual general meeting of the Company; and*	
8b.	*to authorise the Board of Directors of the Company, acting through the audit and risk committee, to determine the remuneration of PwC.*	
9.	Resolution 8 - Subject to the passing of Resolution 6, to consider and if thought fit to pass with or without amendment, as an ordinary resolution, the following: *"That Mr. Chanan Epstein be removed as a director of the Company with effect from the close of the Meeting."*	For
10.	To transact any such other business that may properly come before the Meeting.	

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G MEDICAL INNOVATIONS HOLDINGS LTD.
5 OPPENHEIMER STREET
REHOVOT
ISRAEL

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 10, 2023. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 10, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V22561-P98629 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

G MEDICAL INNOVATIONS HOLDINGS LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2 THROUGH 9

1. To lay before the AGM the Company's profit and loss accounts, balance sheets, group accounts (if any) for the year ended 31 December 2022 prepared by the Chief Financial Officer of the Company.

	For	Against	Abstain
2. Resolution 1 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, Prof. Zeev Rotstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM."*	☐	☐	☐
3. Resolution 2 - To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, Urs Wettstein be re-elected as a Class II director to serve on the Board of Directors of the Company until the third annual general meeting following the AGM."*	☐	☐	☐
4. Resolution 3 - Subject to the passing of Resolutions 4, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That, all ordinary shares (issued and unissued) of the Company (the "**Shares**") be consolidated on the basis that every 70 Shares of par value US$0.0001 each be consolidated into 1 Share of par value US$0.007 each, such that the authorised share capital of the Company following such consolidation is US$10,000 divided into 1,428,571 Shares of par value of US$0.007 each, with such consolidation to take effect in accordance with the Proxy Statement, and where such consolidation results in a fraction of a Share being held, the Company be authorised to deal with the Shares representing the fractions (including rounding-up, rounding-down, repurchasing or selling those to any person) in accordance with the Proxy Statement and the Articles of Association."*	☐	☐	☐
5. Resolution 4 - Subject to the passing of Resolutions 3, 5 and 6, to consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following: "That, the authorised share capital of the Company be increased by the sum of US$1,040,000 by the creation of 148,571,429 Shares of par value of US$0.007 each such that the total authorised share capital of the Company is US$1,050,000 divided into 150,000,000 Shares of par value US$0.007 each."	☐	☐	☐
6. Resolution 5 - Subject to the passing of Resolutions 3, 4 and 6, to consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That:* 6a. *the authorised share capital of the Company be re-classified and re-designated to US$ 1,050,000 divided into 150,000,000 Shares of par value US$0.007 each, of which (i) 80,000,000 shall be designated as Ordinary Shares of par value US$0.007 each, and (ii) 70,000,000 shall be designated as Preferred Shares of par value US$0.007 each, with such rights, preferences and privileges as set out in the amended and restated articles of association of the Company adopted pursuant to these resolutions;* 6b. *the Shares in issue held by Dr. Yacov Geva be re-classified and re-designated as Preferred Shares on a 1:1 basis; and* 6c. *all issued and outstanding Shares (other than the Shares to be redesignated and re-classified into Preferred Shares pursuant to the immediately preceding resolution) be re-classified and re-designated as Ordinary Shares on a 1:1 basis."*	☐	☐	☐
7. Resolution 6 - Subject to the passing of Resolutions 3, 4 and 5, to consider and if thought fit, to pass with or without amendment, as a special resolution the following: *"That, the memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and by the substitution in their place of the amended and restated memorandum and articles of association, substantially in the form attached hereto as Exhibit A."*	☐	☐	☐
8. Resolution 7 - To consider and if thought fit, to pass with or without amendment, as an ordinary resolution the following: *"That:* 8a. *to appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited ("**PwC**") to serve as the Company's auditor for the fiscal year ending December 31, 2023 and to continue to serve as the Company's auditors until the next annual general meeting of the Company; and* 8b. *to authorise the Board of Directors of the Company, acting through the audit and risk committee, to determine the remuneration of PwC.*	☐	☐	☐
9. Resolution 8 - Subject to the passing of Resolution 6, to consider and if thought fit to pass with or without amendment, as an ordinary resolution, the following: *"That, Mr. Chanan Epstein be removed as a director of the Company with effect from the close of the Meeting."*	☐	☐	☐

10. To transact any such other business that may properly come before the Meeting.

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

G MEDICAL INNOVATIONS HOLDINGS LTD.

Annual General Meeting

To be Held on September 12, 2023

(the "Meeting")

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V22562-P98629

G MEDICAL INNOVATIONS HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G Medical Innovations Holdings Ltd. (the "Company"), revoking all prior proxies, hereby appoints Dr. Kenneth R. Melani, as the Chairman of the Meeting, with full power to act with power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote all shares in the capital of the Company, which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Company to be held by way of virtual meeting on Tuesday, September 12, 2023, at 10:00 a.m. EDT US and at any adjournment or postponement thereof. Each share is entitled to one vote. The proxy is further authorized to vote, in his/her/their discretion, upon such other business as may properly come before the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND RETURNED BUT NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR PROPOSALS 2 THROUGH 9 AS SET OUT IN THE NOTICE CALLING THE MEETING AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)